UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

School Specialty, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Common Stock of Securities)
807864103

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807864103	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Saybrook Corporate Opportunity Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,269 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 444,269 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,269 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON PN

(1) See Item 4.
(2) Based on 7,000,000 shares of Common Stock outstanding.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS SCOF II Side Pocket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,269 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 444,269 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,269 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON PN

(1) See Item 4.
(2) Based on 7,000,000 shares of Common Stock outstanding.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS COF II Bonds Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,269 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 444,269 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,269 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON OO
(1) See Item 4.
(2) Based on 7,000,000 shares of Common Stock outstanding.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Jonathan Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,269 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 444,269 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,269 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON IN

(1) See Item 4.
(2) Based on 7,000,000 shares of Common Stock outstanding.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Kenneth Slutsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 444,269 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 444,269 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,269 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3% (2)
12		TYPE OF REPORTING PERSON IN

(1) See Item 4.
(2) Based on 7,000,000 shares of Common Stock outstanding.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

School Specialty, Inc. (the “Company”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

W6316 Design Drive

Greenville, Wisconsin 54942

Item 2.	(a) Names of Person Filing:

This Schedule 13G/A is being filed jointly by Saybrook Corporate Opportunity Fund II, L.P., SCOF II Side Pocket Fund, L.P., COF II Bonds Acquisition, LLC (collectively, the “Reporting Entities”), Jonathan Rosenthal and Kenneth Slutsky (collectively, the “Reporting Individuals,” and together with the Reporting Entities, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is filed with this Schedule 13G/A as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 11400 W. Olympic Blvd., Suite 1400, Los Angeles, CA 90064.

(c) Citizenship:

COF II Bonds Acquisition, LLC is a limited liability company organized under the laws of the State of Delaware. Each of Saybrook Corporate Opportunity Fund II, L.P. and SCOF II Side Pocket Fund, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a resident of the United States.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

807864103

CUSIP No. 807864103	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not Applicable.

CUSIP No. 807864103	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

A. Amount beneficially owned:

Each of the Reporting Persons may be deemed to own beneficially 444,269 shares of Common Stock as of December 31, 2018.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement.

B. Percent of class:

Saybrook Corporate Opportunity Fund II, L.P.: 6.3%
SCOF II Side Pocket Fund, L.P.: 6.3%
COF II Bonds Acquisition, LLC: 6.3%
Jonathan Rosenthal: 6.3%
Kenneth Slutsky: 6.3%

The foregoing percentages are calculated based upon an aggregate of 7,000,000 shares of Common Stock outstanding as of November 8, 2018 as disclosed in the Company’s Quarterly Report filed on Form 10-Q with the United States Securities and Exchange Commission on November 8, 2018.

C. Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0 shares for each Reporting Person

(ii) Shared power to vote or to direct the vote:

Saybrook Corporate Opportunity Fund II, L.P.: 444,269
SCOF II Side Pocket Fund, L.P.: 444,269
COF II Bonds Acquisition, LLC: 444,269
Jonathan Rosenthal: 444,269
Kenneth Slutsky: 444,269

(iii) Sole power to dispose or to direct the disposition of:

0 shares for each Reporting Person

(iv) Shared power to dispose or to direct the disposition of:

Saybrook Corporate Opportunity Fund II, L.P.: 444,269
SCOF II Side Pocket Fund, L.P.: 444,269
COF II Bonds Acquisition, LLC: 444,269
Jonathan Rosenthal: 444,269
Kenneth Slutsky: 444,269

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable. The Reporting Persons expressly disclaim membership in a “group” as such term is used in Section 13d-1(b)(1)(ii)(K).

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 807864103	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Joint Filing Agreement attached as Exhibit A hereto.

Dated: February 14, 2019

SAYBROOK CORPORATE OPPORTUNITY FUND II, L.P.

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

COF II BONDS ACQUISITION, LLC

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

SCOF II SIDE POCKET FUND, L.P.

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal

By:	/s/ Kenneth Slutsky
Kenneth Slutsky

CUSIP No. 807864103	SCHEDULE 13G	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2019

SAYBROOK CORPORATE OPPORTUNITY FUND II, L.P.

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

COF II BONDS ACQUISITION, LLC

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

SCOF II SIDE POCKET FUND, L.P.

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal, Portfolio Manager

By:	/s/ Jonathan Rosenthal
Jonathan Rosenthal

By:	/s/ Kenneth Slutsky
Kenneth Slutsky